File No. 70-10152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION
(RULE 24)

APPLICATION/DECLARATION ON FORM U-1
OF XCEL ENERGY INC.,
NRG ENERGY, INC. AND NRG POWER MARKETING, INC.

     The undersigned, Xcel Energy Inc. (“Xcel Energy”), NRG Energy, Inc.(“NRG”), and NRG Power Marketing, Inc. (“NRG PMI” and, together with Xcel Energy and NRG, the “Applicants”) hereby certify pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Act of 1935, as amended, that the following transactions authorized by the Commission’s Order dated October 3, 2003 (the “Order”), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10152 as follows:

     The Bankruptcy Court issued an order approving the Plan which became final on December 5, 2003.

     On December 5, 2003, the Plan became effective pursuant to its terms (the “Effective Date”).

     As of the Effective Date, NRG, NRG PMI and all of the directly or indirectly owned subsidiaries of NRG are no longer affiliated with Xcel Energy.

     Applicants and the direct and indirect majority owned subsidiaries of NRG signatories thereto entered into the Settlement Agreement which became effective as of the Effective Date.

     As of the Effective Date, all guarantees, equity contribution obligations, indemnification obligations, arrangements whereby Xcel Energy has posted cash collateral, and all or other credit support obligations with respect to NRG and/or its subsidiaries have been either terminated or Xcel Energy and NRG have entered into other arrangements with respect to such obligations such that Xcel Energy has no further liability for such obligations or arrangements.

     NRG issued the Xcel Note in the amount of $10,000,000 to Xcel Energy on the Effective Date.

     Xcel Energy and NRG entered into the Tax Matters Agreement and the Employee Matters Agreement, each effective as of the Effective Date.

     All terms not otherwise defined in this certificate have the meaning ascribed to them in the Order. In accordance with the Order, Applicants will file an additional Rule 24 Certificate in this docket upon completion of the last transaction approved in the Order. Together with such Rule 24 Certificate, Applicants will file a Past-Tense Opinion of Counsel.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date:	December 8, 2003	XCEL ENERGY INC.

By: /s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel

NRG ENERGY, INC.

By: /s/ Scott J. Davido Scott J. Davido Senior Vice President and General Counsel

NRG POWER MARKETING, INC.

By: /s/ Scott J. Davido Scott J. Davido Vice President and Secretary